

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

November 22, 2017

Via E-mail
Mr. Arturo M. Raschbaum
President and Chief Executive Officer
Maiden Holdings, Ltd.
13 Front Street
Hamilton HM12, Bermuda

Re: Maiden Holdings, Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2016
Filed March 6, 2017
File No. 001-34042

Dear Mr. Raschbaum:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Angela M. Connell

Angela M. Connell
Accounting Branch Chief
Office of Healthcare and Insurance